                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM ______ TO ________


                         COMMISSION FILE NUMBER 0-20570

                                    ---------


       A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT
                      FROM THAT OF THE ISSUER NAMED BELOW:


              USA NETWORKS, INC. RETIREMENT SAVINGS PLAN--NETWORKS


      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
                   ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                                 USA INTERACTIVE
                              152 WEST 57TH STREET
                               NEW YORK, NEW YORK
                                      10019

                              REQUIRED INFORMATION

1.  Not Applicable

2.  Not Applicable

3.  Not Applicable

4. The USA Networks, Inc. Retirement Savings Plan--Networks (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibit

(23)     Consent of Ernst & Young LLP

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          USA NETWORKS, INC. RETIREMENT
                                          SAVINGS PLAN--NETWORKS


Date: June 27, 2002                       By: /s/ Lisa Letizio
                                             -----------------------------------
                                          Lisa Letizio
                                          Member, Plan Administrative
                                          Committee

                                   Appendix I





Financial Statements and Supplemental Schedule

USA Networks, Inc. Retirement Savings Plan
December 31, 2001 and 2000 and year ended December 31, 2001 with Report of Independent Certified Public Accountants




























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              USA Networks, Inc. Retirement Savings Plan - Networks

                          Audited Financial Statements
                           and Supplemental Schedule

        As of December 31, 2001 and 2000 and Year ended December 31, 2001




                                    CONTENTS

Report of Independent Certified Public Accountants...........................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4


Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held at End of Year).................9



                                       5
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               Report of Independent Certified Public Accountants


The Administrative Committee
USA Networks, Inc. Retirement Savings Plan - Networks

We have audited the accompanying statements of net assets available for benefits of the USA Networks, Inc. Retirement Savings Plan - Networks as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                              /s/ Ernst & Young LLP


June 28, 2002
Tampa, Florida


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              USA Networks, Inc. Retirement Savings Plan - Networks

                 Statements of Net Assets Available for Benefits



                                                            DECEMBER 31
                                                         2001        2000
                                                      -------------------------
ASSETS

Investments, at fair value                            $62,732,968   $71,724,245

Receivables:
  Participant                                              36,752       157,216
  Employer                                                 11,771        48,694
                                                      -------------------------
Total receivables                                          48,523       205,910
                                                      -------------------------
Net assets available for benefits                     $62,781,491   $71,930,155
                                                      =========================



SEE ACCOMPANYING NOTES.

              USA Networks Inc. Retirement Savings Plan - Networks

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Dividend and interest income                                    $  1,156,894

  Contributions:
    Participant contributions                                          4,867,497
    Employer contributions                                             1,176,593
    Participant rollover contributions                                   640,810
                                                                   -------------
Total additions                                                        7,841,794


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Net realized and unrealized depreciation in fair value of plan
    investments                                                        8,415,046
  Benefits paid to participants                                        8,570,841
  Administrative expenses                                                  4,571
                                                                   -------------
Total deductions                                                      16,990,458
                                                                   -------------

Net decrease in net assets available for benefits                     (9,148,664)
Net assets available for benefits--beginning of year                  71,930,155
                                                                   -------------
Net assets available for benefits--end of year                      $ 62,781,491
                                                                   =============



SEE ACCOMPANYING NOTES.

              USA NETWORKS, INC. RETIREMENT SAVINGS PLAN - NETWORKS

                          Notes to Financial Statements

                                December 31, 2001



1. DESCRIPTION OF THE PLAN

The following description of the USA Networks, Inc. Retirement Savings Plan - Networks (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution Plan covering substantially all employees of certain affiliated companies of USA Networks, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2001, USA Networks, Inc. sold its USA Broadcasting division. The assets for the employees of USA Broadcasting had not transferred out of the Plan as of December 31, 2001.

CONTRIBUTIONS

Participants can make contributions through payroll deductions ranging from 1% to 16% of their compensation as defined in the Plan, subject to Internal Revenue Service limitations. Participants can direct their contributions to any of the Plan's fund options and may change their investment options on a daily basis.

The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds which is set annually by the Company's Board of Directors. For the year ended December 31, 2001, the Company's matching contribution was $1,176,593. No discretionary contributions were made to the Plan.

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              USA Networks, Inc. Retirement Savings Plan - Networks

                    Notes to Financial Statements (continued)




1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participant contributions are fully vested in the Plan at the time of contribution. A participant is 100% vested in the Company contribution portion of their accounts plus actual earnings thereon after four years of credited service

ELIGIBILITY

Participants must have completed at least three months of service, as defined in the Plan document.

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

FORFEITURES

Company matching contributions that become forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned. The remaining amount, if any, is used to reduce the Company's matching contributions. Forfeited non-vested accounts totaled $845,919 and $218,015 at December 31, 2001 and 2000, respectively.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence which can have terms up to 15 years, loan terms are limited to a maximum of five years. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through biweekly payroll deductions.

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              USA Networks, Inc. Retirement Savings Plan - Networks

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon a participant's retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed in the form of a lump sum unless the participant's vested balance is at least $5,000 and the participant elects to leave such amounts in the Plan.

PLAN TERMINATION

Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants' accounts would become 100% vested and the assets would be distributed to participants.

ADMINISTRATIVE EXPENSES

Substantially all of the administrative expenses are paid by the Company. Participants are responsible for certain transaction fees related to their respective account, such as new loan set-up fees and hardship withdrawal fees. The participant expenses were $4,571 for the year ended December 31, 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

              USA Networks, Inc. Retirement Savings Plan - Networks

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

During 2001, the Plan's investments (including investments purchased, sold and held during the year) depreciated in fair value as determined by quoted market prices as follows:


      Investments in mutual funds                            $(8,856,139)
      Investments in USA Networks Inc. stock                     441,093
                                                            ---------------
                                                             $(8,415,046)
                                                            ===============


The Plan's investments are held in a bank-administered trust fund. The following are investments that represent 5% or more of the Plan's net assets.

                                                        DECEMBER 31
                                                      2001       2000
                                                 --------------------------
      American Century Ultra Fund                 $22,698,701   $28,855,394
      American Century Value Fund                   4,950,231     3,965,478
      American Century International Growth Fund            -     4,311,521
      Schwab Composite Fund                                 -     6,734,721
      JP Morgan Smart Index Fund                    5,886,742     6,659,296
      American Century Stable Asset Fund           11,807,818    11,151,330

              USA Networks, Inc. Retirement Savings Plan - Networks

4. INCOME TAX STATUS

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5.  SUBSEQUENT EVENT

Subsquent to year end, USA Networks, Inc. entered into an agreement with Vivendi Universal, S.A. to contribute its entertainment divisions to a joint venture with Vivendi. The Networks Retirement Savings Plan covers all employees of the entertainment divisions. This transaction was consummated on May 7, 2002 and has no effect on the Plan as of December 31, 2001.

                              Supplemental Schedule

              USA Networks, Inc. Retirement Savings Plan - Networks

                         E.I.N. 06-1060657 Plan No: 001
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2001


                                                (c)
                                     DESCRIPTION OF INVESTMENT
                 (b)             INCLUDING MATURITY DATE, RATE OF     (e)
    IDENTITY OF ISSUE, BORROWER,   INTEREST, COLLATERAL, PAR OR     CURRENT
(a)   LESSOR, OR SIMILAR PARTY            MATURITY VALUE             VALUE
-------------------------------------------------------------------------------
 *   American Century Ultra Fund             Mutual fund          $22,698,701
 *   American Century Value Fund             Mutual fund            4,950,231
 *   American Century
       International Growth Fund             Mutual fund            2,815,481
 *   American Century Strategic
       Allocation - Conservative             Mutual fund              218,610
 *   American Century Strategic
       Allocation - Moderate                 Mutual fund              699,699
 *   American Century Strategic
       Allocation - Aggressive               Mutual fund            1,155,669
     Schwab Composite Fund                   Mutual fund            3,056,188
     JP Morgan Diversified Fund              Mutual fund            2,211,807
     JP Morgan Bond Fund                     Mutual fund              777,606
     JP Morgan Smart Index Fund              Mutual fund            5,886,742
     Lord, Abbett & Co
       Developing Growth Fund                Mutual fund            2,229,269
       Class A
     LM Value Institutional Port             Mutual fund            1,267,812
       F1 Fund
 *   American Century Stable            Collective trust fund      11,807,818
       Asset Fund
 *   USA Networks, Inc. Stock               Common stock            1,696,197
                                                                  -------------
                                                                   61,471,830
     Participant Loans                      6.0% to 10.5%           1,261,138
                                                                  -------------
                                                                  $62,732,968
                                                                  =============


*Party-in-interest.

Note: Cost information has not been included in column (d), because all investments are participant directed.